UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 8, 2018: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2018 and Announces Spin-off of its Drybulk Fleet into a Separate Company.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 8, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2018 and Announces Spin-off of its Drybulk Fleet into a Separate Company

Maroussi, Athens, Greece – May 8, 2018 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2018.

First Quarter 2018 Financial Highlights:

•

Total net revenues of $12.9 million. Net loss of $3.2 million; net loss attributable to common shareholders (after a $0.5 million of dividend on Series B Preferred Shares) of $3.7 million or $0.33 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $3.8 million or $0.34 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(0.2) million.

•

An average of 17.0 vessels were owned and operated during the first quarter of 2018 earning an average time charter equivalent rate of $9,167 per day.

•

The Company declared its seventeenth dividend of $0.5 million on its Series B Preferred shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

Fleet Developments

On May 7, 2018, the Company took delivery of newbuilding M/V Ekaterini, a 82,000 dwt drybulk vessel. As previously announced, the vessel entered into a two-year charter immediately after its delivery at a rate of $13,000 per day. The Company also reported that its containership, M/V EM Astoria, suffered propeller damage and will require repairs that will prevent the vessel from trading. The Company is making every possible effort for the vessel to resume trading in the shortest possible time.

Drybulk Fleet Spin-off

The Company announced that it filed a registration statement on Form F-1 with the Securities and Exchange Commission to spin-off the Company’s drybulk fleet into a separate company, EuroDry Ltd., which has applied for listing on the NASDAQ Capital Market.

1. Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Although our revenues continued to increase in Q1 following the continued improvement in both drybulk and container markets we registered a loss during the first quarter of 2018, mainly due to the disproportionate number of drydocks we had to pass during the quarter. We expect both sectors to continue to register positive results in the future if the markets maintain their current levels and the company to revert to profitability for the remainder of the year.

“However, from our perspective, the most significant development during the quarter was our decision to spin-off our drybulk fleet into a separate publicly listed company, EuroDry Ltd. We believe that separate drybulk and containership investment options will give our shareholders the flexibility to adjust their holdings, if they so wish, between the two sectors. We also anticipate that the creation of sector-focused companies will allow the capital markets to appreciate the value that our public platforms can create as consolidators in their respective fields: EuroDry Ltd., a middle range drybulk owner that owns six vessels, three of which are newbuildings, one ultramax and two kamsarmaxes, built according to our specifications in the last two years and three high-quality Panamax vessels Japanese-built post-2000; and Euroseas Ltd., the only feeder containership public company, with a fleet of eleven vessels that are proven workhorses of the sector. We also expect that both EuroDry and Euroseas will trade much closer to their net asset value, like their peers, than the combined company does now.

“We plan to take advantage of growth opportunities in each of the two sectors to increase the size of each respective company as we believe that they are both well positioned to do so both in terms of their capital structure and their contract mix. Each of them being a public company with a cost-effective operating structure could be attractive to other small or large private fleets looking for opportunities to engage in transactions with acquirors. We plan to discuss in more detail the spin-off and the opportunities it may generate in a separate conference call on Monday, May 14, 2018 at 10 am EDT.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2018 reflect the improved rates most of our vessels earned as a result of the recovering state of the drybulk and container markets. Comparing our results for the first quarter of 2018 with the same period of 2017, our net revenues increased by about $4.6 million and we also incurred $0.7 million lower voyage expenses. Operating expenses, including management fees and general and administrative expenses increased by approximately $3.5 million as compared to the first quarter of 2017. This was mainly due to the operation of 17.0 vessels during the first quarter of 2018 versus 13.38 vessels during the same period of last year; on a per-vessel-per-day basis, operating expenses, including management fees and general and administrative expenses increased by 19% during the first quarter of 2018 as compared to the same period in 2017 which was primarily attributable to certain expenses budgeted for 2018 occurring in the first quarter, the different mix of vessels we had in 2018 and costs related to the spin-off of our drybulk fleet under way. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages. Also, during the first quarter of 2018, three of our vessels completed their special surveys with a total cost of $2.2 million not including time lost due to drydockings.

“Adjusted EBITDA during the first quarter of 2018 was $(0.2) compared to $0.2 million achieved for the first quarter of last year. Finally, as of March 31, 2018, our outstanding debt (excluding the unamortized loan fees) is about $71.2 million versus restricted and unrestricted cash of about $10.4 million.“

First Quarter 2018 Results:

For the first quarter of 2018, the Company reported total net revenues of $12.9 million representing a 55.9% increase over total net revenues of $8.3 million during the first quarter of 2017. The Company reported a net loss for the period of $3.2 million and a net loss attributable to common shareholders of $3.7 million, as compared to a net loss of $2.2 million and a net loss attributable to common shareholders of $2.6 million respectively for the first quarter of 2017. Depreciation expense for the first quarter of 2018 amounts to $2.1 million remaining unchanged compared to the same period of 2017. Although the average number of vessels increased, the new vessels acquired have a lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life compared to the remaining vessels. On average, 17.0 vessels were owned and operated during the first quarter of 2018 earning an average time charter equivalent rate of $9,167 per day compared to 13.38 vessels in the same period of 2017 earning on average $7,268 per day. In the first quarter of 2018 three vessels completed their special surveys with a total cost of $2.2 million. In the same period of 2017 one vessel completed an in-water survey with a cost of $0.1 million. The results for the first quarter of 2017 also include a $0.5 million of gain on sale of M/V RT Dagr compared to the same period of 2018.

Adjusted EBITDA for the first quarter of 2018 was $(0.2) million, compared to $0.2 million achieved for the first quarter of 2017. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first quarter of 2018 was $0.33, calculated on 11,133,764 weighted average number of shares outstanding compared to basic and diluted loss per share of $0.24 for the first quarter of 2017, calculated on 10,999,554 weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of unrealized gain on derivatives and the realized loss on derivatives, the adjusted loss per share for the quarter ended March 31, 2018 would have been $0.34 per share basic and diluted, compared to the loss of $0.29 per share basic and diluted for the quarter ended March 31, 2017. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC 'til Jan-2020 + 1 year in Charterers’ Option	$14,100 $14,350
EIRINI P	Panamax	76,466		2004	TC ‘til Sep-18	103.25% average BPI(**) 4 TC
PANTELIS	Panamax	74,020		2000	TC ‘til Jun-18	$10,000 & a Gross Ballast Bonus of $525,000 (total equivalent to about $8,650)
TASOS	Panamax	75,100		2000	TC ‘til Jun-18	$12,300
ALEXANDROS P.	Ultramax	63,500		2018	TC ‘til Jul-18	114% of Supra index (****)
MONICA P (***)	Handymax	46,667		1998	TC ‘til Jun-18	$8,000
EKATERINI	Kamsarmax	82,000		2018	TC ‘til Apr-20 / max ‘til Oct-20	$13,000
Total Dry Bulk Vessels	7	499,753
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC ‘til Jul-18	$16,500
EM ASTORIA	Feeder	35,600	2,788	2004	undergoing repairs	-
EM CORFU	Feeder	34,654	2,556	2001	TC 'til Dec-18	$9,950
EM ATHENS	Feeder	32,350	2,506	2000	TC 'til Mar-19	$10,400
EM OINOUSSES	Feeder	32,350	2,506	2000	TC 'tillAug-18 + 12 months in Charterers Option	$8,500 $15,000
EVRIDIKI G	Feeder	34,677	2,556	2001	TC ‘til Dec-18	$9,950
JOANNA	Feeder	22,301	1,732	1999	TC ‘till Sep-18	$10,500
MANOLIS P	Feeder	20,346	1,452	1995	TC 'til Apr-19	$9,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'til Aug-18	$10,500
NINOS	Feeder	18,253	1,169	1990	TC 'til Sep-18	$11,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Oct-18	$11,900
Total Container Carriers	11	338,632	25,483
Fleet Grand Total	18	838,385	25,483

Note:  (*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

 (**) BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

          (***) Vessel has been agreed to be sold; to be delivered to its new owners by June 30, 2018.

           (****) Denotes the Baltic Supramax Index

Summary Fleet Data:

	Three Months, Ended March 31, 2017	Three Months, Ended March 31, 2018
FLEET DATA
Average number of vessels (1)	13.38	17.00
Calendar days for fleet (2)	1,204.0	1,530.0
Scheduled off-hire days incl. laid-up (3)	72.0	73.2
Available days for fleet (4) = (2) - (3)	1,132.0	1,456.8
Commercial off-hire days (5)	78.3	22.9
Operational off-hire days (6)	19.6	4.1
Voyage days for fleet (7) = (4) - (5) - (6)	1,034.1	1,429.8
Fleet utilization (8) = (7) / (4)	91.4%	98.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	93.1%	98.4%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.3%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,268	9,167
Vessel operating expenses excl. drydocking expenses (12)	4,849	6,050
General and administrative expenses (13)	826	706
Total vessel operating expenses (14)	5,675	6,756
Drydocking expenses (15)	61	1,444

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment (this definition has been revised starting from April 1, 2017 to exclude from commercial offhire days, days the vessel is sailing for repositioning purposes; previous periods' commercial offhire has been adjusted accordingly if necessary).

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Today, Tuesday, May 8, 2018 at 10:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until Tuesday, May 15, 2018. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2018 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2017	2018

Revenues
Voyage revenue	8,734,871	13,653,982
Related party revenue	60,000	-
Commissions	(502,645)	(726,509)
Net revenues	8,292,226	12,927,473

Operating expenses
Voyage expenses	1,218,923	547,122
Vessel operating expenses	4,978,884	7,920,944
Drydocking expenses	72,902	2,208,696
Depreciation	2,117,645	2,071,873
Management fees	859,594	1,336,123
Gain on sale of vessel	(516,561)	-
Other general and administrative expenses	994,016	1,080,452
Total operating expenses	9,725,403	15,165,210

Operating loss	(1,433,177)	(2,237,737)

Other income/(expenses)
Interest and finance cost	(763,522)	(1,067,380)
Gain on derivatives, net	4,741	80,142
Foreign exchange gain loss	(4,564)	(27,214)
Interest income	6,692	21,828
Other expenses, net	(756,653)	(992,624)

Net loss	(2,189,830)	(3,230,361)
Dividend Series B Preferred shares	(437,732)	(460,033)
Net loss available to common shareholders	(2,627,562)	(3,690,394)
Loss per share, basic & diluted	(0.24)	(0.33)
Weighted average number of shares, basic & diluted	10,999,554	11,133,764

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2017	March 31, 2018

ASSETS
Current Assets:
Cash and cash equivalents	4,115,985	2,369,331
Trade accounts receivable	1,479,282	2,583,946
Other receivables, net	1,609,099	1,388,927
Inventories	1,645,209	1,727,846
Derivatives	-	31,273
Restricted cash	1,998,452	1,196,514
Prepaid Expenses	319,559	790,708
Vessel held for sale	4,914,782	4,914,782
Total current assets	16,082,368	15,003,327
Fixed assets:
Vessels, net	134,111,715	132,039,842
Advances for vessels under construction and vessel acquisition deposits	5,051,211	7,699,010
Long-term assets:
Restricted cash	7,084,267	6,834,267
Derivatives	-	106,505
Total assets	162,329,561	161,682,951

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,170,528	18,970,527
Trade accounts payable	1,869,441	4,045,617
Accrued expenses	2,154,137	3,352,974
Deferred revenue	879,916	855,449
Derivatives	177,998	180,956
Due to related companies	1,280,577	3,569,718
Total current liabilities	18,532,597	30,975,241

Long-term liabilities:
Long term debt, net of current portion	60,175,276	49,916,635
Derivatives	16,631	20,109
Vessel profit participation liability	1,297,100	1,634,500
Total long-term liabilities	61,489,007	51,571,244
Total liabilities	80,021,604	82,546,485

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 37,314 and 37,774 issued and outstanding, respectively)	35,613,759	36,073,792
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126, issued and outstanding)	338,230	338,230
Additional paid-in capital	284,236,597	284,295,467
Accumulated deficit	(237,880,629)	(241,571,023)
Total shareholders’ equity	46,694,198	43,062,674
Total liabilities, mezzanine equity and shareholders’ equity	162,329,561	161,682,951

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2017	2018

Cash flows from operating activities:
Net loss	(2,189,830)	(3,230,361)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	2,117,645	2,071,873
Amortization of deferred charges	72,024	82,207
Share-based compensation	40,461	58,870
Amortization of debt discount	-	88,294
Gain on sale of vessel	(516,561)	-
Unrealized gain on derivatives	(5,072)	(131,350)
Changes in operating assets and liabilities	567,577	4,142,177
Net cash provided by operating activities	86,244	3,081,710

Cash flows from investing activities:
Cash paid for vessels under construction and vessel acquisition	(4,478,371)	(2,501,208)
Proceeds from sale of vessels	5,137,010	-
Net cash provided by / (used in) investing activities	658,639	(2,501,208)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	549,495	-
Loan arrangement fees paid	(42,125)	(119,863)
Proceeds from long-term debt	10,862,500	4,250,000
Repayment of long-term debt	(927,000)	(7,496,743)
Offering expenses paid	(126,029)	(12,488)
Repayment of related party loan	(2,000,000)	-
Net cash provided by / (used in) financing activities	8,316,841	(3,379,094)

Net increase / (decrease) in cash, cash equivalents, and restricted cash	9,061,724	(2,798,592)
Cash, cash equivalents, and restricted cash at beginning of period	9,348,099	13,198,704
Cash, cash equivalents, and restricted cash at end of period	18,409,823	10,400,112
Cash breakdown
Cash and cash equivalents	10,837,598	2,369,331
Restricted cash, current	937,958	1,196,514
Restricted cash, long term	6,634,267	6,834,267
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	18,409,823	10,400,112

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Net loss	(2,189,830)	(3,230,361)
Interest and finance costs, net (incl. interest income)	756,830	1,045,552
Depreciation	2,117,645	2,071,873
Gain on sale of vessel	(516,561)	-
Unrealized & realized gain on derivatives, net	(4,741)	(80,142)
Adjusted EBITDA	163,343	(193,078)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Net cash flow provided by operating activities	86,244	3,081,710
Changes in operating assets / liabilities	(567,577)	(4,142,177)
Realized loss on derivatives	331	51,208
Share-based compensation	(40,461)	(58,870)
Interest, net	684,806	875,051
Adjusted EBITDA	163,343	(193,078)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, gain / loss in derivatives and gain on sale of vessel. Euroseas also computes Adjusted EBITDA by adding the net cash flow provided by / (used in) operating activities, the changes in operating assets / liabilities of the period, the realized loss or (gain) on derivatives, the share based compensation of the period and the net interest of the period. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Net loss	(2,189,830)	(3,230,361)
Unrealized gain on derivatives	(5,072)	(131,350)
Realized loss on derivatives	331	51,208
Gain on sale of vessel	(516,561)	-
Adjusted net loss	(2,711,132)	(3,310,503)
Preferred dividends	(437,732)	(460,033)
Adjusted net loss available to common shareholders	(3,148,864)	(3,770,536)
Adjusted net loss per share, basic & diluted	(0.29)	(0.34)
Weighted average number of shares, basic & diluted	10,999,554	11,133,764

“Adjusted net loss” and “Adjusted net loss per share” Reconciliation:

Euroseas Ltd. considers “Adjusted net loss” to represent net loss before gain / loss on derivatives and gain on sale of vessel. “Adjusted net loss” and “Adjusted net loss per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives and gain on sale of vessel, which items may significantly affect results of operations between periods.

“Adjusted Net loss” and “Adjusted net loss per share” do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of “Adjusted net loss” and “Adjusted net loss per share” may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 2 Kamsarmax drybulk carriers, 1 Ultramax drybulk carrier, 10 Feeder containerships and an intermediate containership. Euroseas 7 drybulk carriers have a total cargo capacity of 499,753 dwt and its 11 containerships have a total cargo capacity of 25,473 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the anticipated spin-off of the Company’s drybulk fleet and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com